Filed by Baxalta Incorporated

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Baxalta Incorporated

Commission File No.: 001-36782

SHIRE TO COMBINE WITH BAXALTA, CREATING THE GLOBAL

LEADER IN RARE DISEASES

Combination creates leading global biotechnology company projected to deliver double-digit top-line growth with over $20 billion in annual revenues by 2020

•	No. 1 platform in rare diseases expected to generate 65% of total annual revenues

•	Multiple, durable billion-dollar franchises, each with best-in-class products

•	Robust portfolio includes over 30 recent and planned product launches with $5 billion sales potential by 2020

•	Efficient structure expected to yield annual operating cost synergies of over $500 million, with additional revenue synergies and a combined non-GAAP effective tax rate of 16-17%

•	Accretion to non-GAAP diluted EPS anticipated in 2017, the first full calendar year of ownership, and beyond

•	Attractive ROIC expected to exceed Shire’s cost of capital in 2020

•	Wayne T. Hockmeyer, Baxalta’s Chairman, expected to become Deputy Chairman, and two additional Directors to be included from the Baxalta Board

Dublin, Ireland and Bannockburn, Illinois – January 11, 2016 – Shire plc (LSE: SHP, NASDAQ: SHPG) and Baxalta Incorporated (NYSE: BXLT) today announced that the boards of directors of both companies have reached an agreement under which Shire will combine with Baxalta. Under the agreement, Baxalta shareholders will receive $18.00 in cash and 0.1482 Shire ADS per Baxalta share. Based on Shire’s closing ADS price on January 8, 2016, this implies a total current value of $45.57 per Baxalta share, representing an aggregate consideration of approximately $32 billion. The exchange ratio is based on Shire’s 30-day trading day volume weighted average ADS price of $199.03 as of January 8, 2016, which implies a total value of $47.50 per Baxalta share.

The value of the offer, as of Shire’s January 8, 2016 closing ADS price, represents a premium of approximately 37.5% to Baxalta’s unaffected share price on August 3, 2015, the day prior to the public announcement of Shire’s initial offer for Baxalta. This will provide Baxalta shareholders with approximately 34% ownership in the combined company. The parties expect the transaction to close mid-2016.

Shire Chief Executive Officer Flemming Ornskov, M.D., M.P.H., commented:

“This proposed combination allows us to realize our vision of building the leading biotechnology company focused on rare diseases. Together, we will have leadership positions in multiple, high-value franchises and become the clear partner of choice in rare diseases. Our expanded portfolio and presence in more than 100 countries will drive our growth to over $20 billion in anticipated annual revenues by 2020. Our due diligence has reinforced our belief in the combination, and we look forward to welcoming Baxalta colleagues to a shared entrepreneurial, patient-driven culture.”

Registered in Jersey, No. 99854, 22 Grenville Street, St Helier, Jersey JE4 8PX

Susan Kilsby, Chairman of Shire, commented:

“Together, Shire and Baxalta create a platform for sustainable innovation, growth and value creation. Shire is an experienced and disciplined acquirer with a track record of delivering shareholder value. Stakeholders of both companies are expected to benefit from the enhanced growth prospects, superior operational scale and efficiency and the strong financial and organizational profile of the combined entity.”

Baxalta Chief Executive Officer Ludwig N. Hantson, Ph.D., commented:

“Today’s announcement marks a new path forward for our organization and is a testament to the significant progress we have made in achieving our strategic business priorities. This transaction presents a unique opportunity for Baxalta shareholders, who will receive substantial immediate value as well as an ongoing stake in a combined global leader in rare diseases with strong growth prospects. We bring to Shire a strong portfolio and pipeline of market-leading products, high-quality manufacturing capabilities and a talented global workforce that places patients at the center of everything we do. The combined organization will be well positioned to accelerate innovation and deliver enhanced value for all stakeholders.”

Wayne T. Hockmeyer, Ph.D., Chairman of Baxalta, commented:

“We launched Baxalta to focus on purpose-driven performance, sustainable growth, and continuing our leadership in developing treatments for orphan and underserved diseases. While we have made great progress to date and have had a measurable impact across all our businesses, I look forward to joining the board of the combined company to help ensure that we infuse the best of both organizations and foster a new shared culture that has the resources, the passion, and the commitment to continue to make a meaningful difference in the lives of our patients and their families.”

Baxter International Chairman and Chief Executive Officer José E. Almeida commented:

“Baxter fully supports the proposed combination of Shire and Baxalta, which will create a major biotechnology company and global leader in rare diseases. Baxter is pleased to support this value enhancing transaction.”

Shire will host a conference call for investors and analysts today, January 11, 2016 at 1:30 p.m. GMT / 8:30 a.m. EST / 5:30 a.m. PST. (Details below)

Combination Creates the Global Leader in Rare Diseases with a Sustainable Platform for Future Innovation, Growth and Value Creation

The combination of Baxalta and Shire will create the number one rare diseases platform in revenue and pipeline depth, with best-in-class products in each of the following growing, multi-billion-dollar franchises: Hematology; Immunology; Neuroscience; Lysosomal Storage Diseases; Gastrointestinal / Endocrine; and Hereditary Angioedema (HAE). The combined company will also possess a growing franchise in Oncology, with approved products and innovative compounds in development, as well as a robust late-stage Ophthalmics pipeline.

The combined portfolio will have an expanded range of therapeutic areas with more than 60 programs in development, including over 50 that will address rare diseases and the newly-approved Baxalta products ADYNOVATE, VONVENDI and OBIZUR. Shire anticipates more than 30 recent and planned product launches from the combined pipeline, contributing approximately $5 billion in annual revenues by 2020.

Further, the combined company will benefit from expanded geographic reach across more than 100 countries, with a high-quality commercial organization and world-class manufacturing operations. Through a balanced portfolio and expanded therapeutic expertise and capabilities, the combination will enhance revenue diversification and optionality for the business, while strong cash flows will increase financial and operational scale. In total, the proposed combination will create a sustainable platform for future innovation and growth, yielding projected near- and long-term value for shareholders.

Leading Franchises, Each with Best-in-Class Products and a Foundation for Sustained Category Leadership in Rare Diseases

The portfolio will include over 20 leading brands and a robust pipeline of expected new product launches with complementary positions across growing multi-billion-dollar franchises:

Hematology

•	Baxalta has a well-established hematology portfolio based on its heritage and legacy of leadership in hemophilia. Baxalta offers a comprehensive portfolio of innovative therapeutics, including ADYNOVATE, Antihemophilic Factor (Recombinant), PEGylated, an extended circulating half-life recombinant factor VIII (rFVIII) treatment for hemophilia A which was recently approved in the U.S., and is focused on introducing new treatments for hemophilia and other rare chronic bleeding disorders to further reduce patient burdens

Immunology

•	Baxalta is contributing the broadest portfolio of immunoglobulin (IG) products in the industry, most notably the recently launched HYQVIA, a next generation subcutaneous IG treatment for patients with primary immunodeficiency, as well as a pipeline of innovative products across a broad range of potential new indications

Neuroscience

•	Shire has over 20 years of experience in neuroscience with a strong, growing ADHD franchise and pipeline, including a new VYVANSE indication for adults with moderate-to-severe Binge Eating Disorder

Lysosomal Storage Diseases

•	Shire brings industry-leading capabilities in the development and commercialization of a wide range of therapies for multiple rare and devastating genetic diseases including: VPRIV for long-term enzyme replacement therapy (ERT) for patients with type 1 Gaucher disease; ELAPRASE for patients with Hunter syndrome (Mucopolysaccharidosis II, MPS II); and REPLAGAL for long-term ERT in patients with a confirmed diagnosis of Fabry disease

Gastrointestinal / Endocrine

•	Shire’s Gastrointestinal / Endocrine portfolio is built on the strength of its 5-ASA products, LIALDA, for the treatment of mild to moderate ulcerative colitis, and PENTASA, for the treatment of mildly to moderately active ulcerative colitis, and recent additions of GATTEX/REVESTIVE, for adults with short bowel syndrome who are dependent on parenteral support, and NATPARA, as an adjunct to calcium and vitamin D to control hypocalcemia in patients with hypoparathyroidism

HAE

•	Shire brings HAE leadership through its currently approved prophylactic and acute therapies, CINRYZE and FIRAZYR, respectively, and—pending completion of the Dyax acquisition—a Phase 3, potentially transformative prophylactic therapy

Ophthalmics

•	Shire is focused on building franchise leadership in ophthalmology with the 2016 projected launch of Lifitegrast, contingent upon regulatory approval, for dry eye disease; SHP640 for infectious conjunctivitis entering Phase 3 trials in 2016, and SHP607 for the treatment of retinopathy of prematurity, generating results from its Phase 2 trials which are expected in 2016

Oncology

•	Baxalta brings a growing oncology business and a broad platform that positions the combined company at the leading-edge of discovery and development of innovative therapies in hematological and other cancers. The portfolio includes ONCASPAR (pegaspargase), a marketed biologic treatment for acute lymphocytic leukemia, and late-stage, partnered products such as pacritinib, an investigational oral kinase inhibitor for the treatment of patients with myelofibrosis, and ONIVYDE (irinotecan liposome injection) for the treatment of patients with metastatic pancreatic cancer

Financial Highlights

Shire anticipates that it will realize more than $500 million in annual cost synergies (expected to be achieved within the first three years post-closing). These annual cost synergies will be achieved by increasing efficiencies, leveraging the scale of the combined business, aligning to Shire’s lean operating model and optimizing the combined R&D portfolio. Further, Shire expects to generate additional revenue synergies and a combined non-GAAP effective tax rate of 16-17% by 2017. Growth is expected to be accelerated by combining capabilities and establishing a global infrastructure that will include a “best of both” commercial model and a presence in over 100 global markets.

The transaction is expected to be accretive to non-GAAP diluted EPS in 2017, the first calendar year of ownership, and beyond. The combined company is expected to generate annual operating cash flow of $6.0 billion beginning in 2018, underpinning an attractive ROIC that will exceed Shire’s cost of capital in 2020.

Shire has conducted additional tax due diligence, and based on this diligence, Shire and its tax advisor have concluded that a merger with the proposed cash consideration of $18 per Baxalta share will maintain the tax-free status of the Baxalta spinoff from Baxter.

Shire has secured an $18 billion fully underwritten bank facility to finance the combination. The new bank facility has a one year life, with a one-year extension available at Shire’s option. Shire intends to refinance the bank facility through capital market debt issuances in due course. The financing of the transaction has been structured with the intention of maintaining an investment grade credit rating for the combined entity. Shire is committed to de-levering rapidly post-close by deploying free cash flow to repay debt. Shire is targeting a net debt to EBITDA range of between 2.0x and 3.0x 12-18 months post-closing.

Transaction Details

Under the agreement, Baxalta shareholders will receive $18.00 in cash and 0.1482 Shire ADS per Baxalta share. Based on Shire’s closing ADS price on January 8, 2016, this implies a total current value of $45.57 per Baxalta share, representing an aggregate consideration of approximately $32 billion. The exchange ratio is based on Shire’s 30-day trading day volume weighted average ADS price of $199.03 as of January 8, 2016, which implies a total value of $47.50 per Baxalta share.

The value of the offer as of Shire’s January 8, 2016 closing ADS price represents a premium of approximately 37.5% to Baxalta’s unaffected share price on August 3, 2015, the day prior to the public announcement of Shire’s initial offer for Baxalta. This will provide Baxalta shareholders with approximately 34% ownership in the combined company.

Closing

The transaction has been approved by the boards of directors of both Shire and Baxalta. Closing of the transaction is subject to approval by Baxalta and Shire shareholders, certain regulatory approvals, redelivery of tax opinions delivered at signing and other customary closing conditions. The transaction is a class 1 transaction for Shire for the purposes of the UK Listing Rules requiring the approval of Shire shareholders. A shareholder circular, together with notice of the relevant shareholder meeting, will be distributed to Shire shareholders in due course. The parties expect the transaction to close mid-2016.

Live Conference Call for Investors

Shire’s Flemming Ornskov, M.D., M.P.H., Chief Executive Officer and Jeff Poulton, Chief Financial Officer will host a conference call for investors and analysts today, January 11, 2016 at 8:30 a.m., Eastern U.S. Time (1:30 p.m., Greenwich Mean Time). They will be joined for the Q&A by Baxalta’s Ludwig Hantson, Ph.D., President and CEO, and Brian Goff, Head of Hematology, and Mark Enyedy, Shire’s Head of Corporate Development.

UK dial in:	0808 237 0030 or 020 3139 4830
US dial in:	1 866 928 7517 or 1 718 873 9077
Password/Conf ID:	43211523#
Live Webcast:	Click here
URL for international dial in numbers:	Click here

About Shire

Shire enables people with life-altering conditions to lead better lives.

Shire’s strategy is to focus on developing and marketing innovative specialty medicines to meet significant unmet patient needs.

Shire’s focus is on providing treatments in Rare Diseases, Neuroscience, Gastrointestinal and Internal Medicine and we are developing treatments for symptomatic conditions treated by specialist physicians in other targeted therapeutic areas, such as Ophthalmics.

www.shire.com

About Baxalta

Baxalta Incorporated (NYSE: BXLT) is a $6 billion global biopharmaceutical leader developing, manufacturing and commercializing therapies for orphan diseases and underserved conditions in hematology, oncology and immunology. Driven by passion to make a meaningful impact on patients’ lives, Baxalta’s broad and diverse pipeline includes biologics with novel mechanisms and advanced technology platforms such as gene therapy. The Baxalta Global Innovation and R&D Center is located in Cambridge, Massachusetts. Launched in 2015 following separation from Baxter International, Baxalta’s heritage in biopharmaceuticals spans decades. Baxalta’s therapies are available in more than 100 countries and it has advanced biological manufacturing operations across 12 facilities, including state-of-the-art recombinant production and plasma fractionation. Headquartered in Northern Illinois, Baxalta employs 16,000 employees worldwide.

The total assets of Baxalta as at 31 December 2014 amounted to US$8.8 billion. For the year ended 31 December 2014, GAAP pre-tax income from continuing operations amounted to US$1.5 billion and adjusted pro forma EBITDA amounted to US$2.2 billion. The total assets of Baxalta as at 30 September 2015 amounted to US$12.9 billion. For the nine months ended 30 September 2015, GAAP pre-tax income from continuing operations amounted to US$1.1 billion and adjusted pro forma EBITDA amounted to US$1.6 billion.

Adjusted pro forma EBITDA for the year ended 31 December 2014 represents GAAP pre-tax income from continuing operations excluding depreciation and amortization expense of US$206 million and other expense of US$104 million, and as adjusted for other special items and pro forma adjustments (related to the separation from Baxter) totaling US$363 million. Adjusted pro forma EBITDA for the nine months ended 30 September 2015 represents GAAP pre-tax income from continuing operations excluding depreciation and amortization expense of US$187 million, interest expense of US$26 million and other income of US$87 million, and as adjusted for other special items and pro forma adjustments (related to the separation from Baxter) totaling US$376 million. Refer to Baxalta’s earnings press releases that have been furnished as Exhibit 99.1 to Baxalta’s Current Report on Form 8-K filed with the SEC on both July 30, 2015 and October 29, 2015 for additional information.

www.baxalta.com

FOR FURTHER INFORMATION PLEASE CONTACT:

FOR SHIRE

Investor Relations

Matthew Osborne	mattosborne@shire.com	+1 781 482-9902

Sarah Elton-Farr	seltonfarr@shire.com	+44 1256 894157

Corporate Brokers

Peter Moorhouse	peter.moorhouse@morganstanley.com	+44 207 677 2396

Ben Lawrence	ben.lawrence@db.com	+44 207 547 4583

Media

Michele Galen	mgalen@shire.com	+1 781 482-1867

Jessica Cotrone	jcotrone@shire.com	+1 617 899-3280

FTI Consulting (Media Advisor to the Company)

Ben Atwell (London)	ben.atwell@fticonsulting.com	+44 20 3727 1000

David Roady (New York)	david.roady@fticonsulting.com	+1 212 850 5600

Robert Stanislaro (New York)	robert.stanislaro@fticonsulting.com	+1 212 850 5600

FOR BAXALTA

Investor Relations

Mary Kay Ladone	mary.kay.ladone@baxalta.com	+1 224 940 3371

Media

Geoffrey Mogilner	geoffrey.mogilner@baxalta.com	+1 224 940 5964

Kekst and Company (Media Advisor to the Company)

Tom Davies	tom.davies@kekst.com	+1 212 521 4873

Ruth Pachman	ruth.pachman@kekst.com	+1 212 521 4891

Nick Bastin	nick.bastin@cnc-communications.com	+44 20 3219 8814

Advisors

Evercore, Morgan Stanley, Barclays and Deutsche Bank are acting as financial advisors to Shire. Goldman Sachs and Citi are acting as financial advisors to Baxalta. Ropes & Gray, Cravath, Swaine, & Moore and Slaughter and May are acting as legal advisors to Shire. Kirkland & Ellis is acting as transaction counsel and Jones Day is acting as regulatory counsel to Baxalta.

Morgan Stanley and Barclays are also providing financing for the transaction.

Evercore Partners International LLP (“Evercore”), which is authorized and regulated by the Financial Conduct Authority in the United Kingdom, is acting as financial advisor to Shire in connection with the Combination and/or the matters referred to in this announcement and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Shire for providing the protections afforded to clients of Evercore or for providing advice in relation to the contents of this announcement or any other matters referred to herein.

Morgan Stanley & Co. International plc (“Morgan Stanley”), which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial advisor to Shire and no one else in connection with the matters referred to in this announcement. In connection with such matters, Morgan Stanley, its affiliates and its and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than Shire for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Barclays, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively for Shire and no one else in connection with the Combination and will not be responsible to anyone other than Shire for providing the protections afforded to its clients or for providing advice in relation to the Combination or in relation to the contents of this announcement or any transaction or any other matters referred to herein.

Deutsche Bank AG is authorized under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorization and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority are available on request. Deutsche Bank AG, acting through its

London branch (“DB”), is acting as a corporate broker to Shire plc and no other person in connection with the matters referred to in this announcement. DB will not be responsible to any person other than Shire plc for providing any of the protections afforded to clients of DB, nor for providing any advice in relation to the matters referred to herein. Without limiting a person’s liability for fraud, neither DB nor any of its subsidiary undertakings, branches or affiliates nor any of its or their respective directors, officers, representatives, employees, advisors or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of DB in connection with this announcement, any statement contained herein or otherwise.

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning our proposed business combination with Baxalta Incorporated (“Baxalta”) and the timing and financial and strategic benefits thereof, our 20x20 ambition that targets $20 billion in combined product sales by 2020, as well as other targets for future financial results, capital structure, performance and sustainability of the combined company, the combined company’s future strategy, plans, objectives, expectations and intentions, the anticipated timing of clinical trials and approvals for, and the commercial potential of, inline or pipeline products are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, the following:

•	the proposed combination with Baxalta may not be completed due to a failure to satisfy certain closing conditions, including any shareholder or regulatory approvals or the receipt of applicable tax opinions;

•	the businesses may not be integrated successfully, such integration may be more difficult, time-consuming or costly than expected, or the expected benefits of the transaction may not be realized;

•	disruption from the proposed transaction may make it more difficult to conduct business as usual or maintain relationships with patients, physicians, employees or suppliers;

•	the combined company may not achieve some or all of the anticipated benefits of Baxalta’s spin-off from Baxter International, Inc. (“Baxter”) and the proposed transaction may have an adverse impact on Baxalta’s existing arrangements with Baxter, including those related to transition, manufacturing and supply services and tax matters;

•	the failure to achieve the strategic objectives with respect to the proposed combination with Baxalta may adversely affect the combined company’s financial condition and results of operations;

•	Shire may not complete its proposed acquisition of Dyax Corp. (“Dyax”) due to the occurrence of an event, change or other circumstances that gives rise to the termination of the relevant merger agreement or the failure to satisfy certain closing conditions, including the Dyax shareholder approval;

•	products and product candidates may not achieve commercial success;

•	product sales from ADDERALL XR and INTUNIV are subject to generic competition;

•	the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payers in a timely manner for the combined company’s products may affect future revenues, financial condition and results of operations, particularly if there is pressure on pricing of products to treat rare diseases;

•	supply chain or manufacturing disruptions may result in declines in revenue for affected products and commercial traction from competitors; regulatory actions associated with product approvals or changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, an increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches;

•	the successful development of products in various stages of research and development is highly uncertain and requires significant expenditures and time, and there is no guarantee that these products will receive regulatory approval;

•	the actions of certain customers could affect the combined company’s ability to sell or market products profitably, and fluctuations in buying or distribution patterns by such customers can adversely affect the combined company’s revenues, financial condition or results of operations;

•	investigations or enforcement action by regulatory authorities or law enforcement agencies relating to the combined company’s activities in the highly regulated markets in which it operates may result in significant legal costs and the payment of substantial compensation or fines;

•	adverse outcomes in legal matters and other disputes, including the combined company’s ability to enforce and defend patents and other intellectual property rights required for its business, could have a material adverse effect on the combined company’s revenues, financial condition or results of operations;

•	Shire is undergoing a corporate reorganization and was the subject of an unsuccessful acquisition proposal and the consequent uncertainty could adversely affect the combined company’s ability to attract and/or retain the highly skilled personnel needed to meet its strategic objectives;

•	failure to achieve the strategic objectives with respect to Shire’s acquisition of NPS Pharmaceuticals Inc. or Dyax may adversely affect the combined company’s financial condition and results of operations;

•	the combined company will be dependent on information technology and its systems and infrastructure face certain risks, including from service disruptions, the loss of sensitive or confidential information, cyber-attacks and other security breaches or data leakages that could have a material adverse effect on the combined company’s revenues, financial condition or results of operations;

•	the combined company may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners;

•	difficulties in integrating Dyax or Baxalta into Shire may lead to the combined company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits at the time anticipated or at all; and

•	other risks and uncertainties detailed from time to time in Shire’s, Dyax’s or Baxalta’s filings with the Securities and Exchange Commission (“SEC”), including those risks outlined in Baxalta’s current Registration Statement on Form S-1, as amended, and in “Item 1A: Risk Factors” in Shire’s Annual Report on Form 10-K for the year ended December 31, 2014.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This communication relates to the proposed business combination between Shire and Baxalta. The proposed combination will be submitted to Shire’s and Baxalta’s shareholders for their consideration and approval. In connection with the proposed combination, Shire and Baxalta will file relevant materials with (i) the SEC, including a Shire registration statement on Form S-4 that will include a proxy statement of Baxalta and a prospectus of Shire, and (ii) the Financial Conduct Authority (FCA) in the UK, including a prospectus relating to Shire ordinary shares to be issued in connection with the proposed combination and a circular to the shareholders of Shire. Baxalta will mail the proxy statement/prospectus to its shareholders and Shire will mail the circular to its shareholders. This communication is not a substitute for the registration statement, proxy statement/prospectus, UK prospectus, circular or other document(s) that Shire and/or Baxalta may file with the SEC or the FCA in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SHIRE AND BAXALTA ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE UK PROSPECTUS AND CIRCULAR WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SHIRE, BAXALTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors may request copies of the documents filed with the SEC by Shire by directing a request to Shire’s Investor Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Shire’s Investor Relations department at +1 484 595 2220 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@Shire.com. Investors may request copies of the documents filed with the SEC by Baxalta by directing a request to Mary Kay Ladone at mary.kay.ladone@baxalta.com or (224) 948-3371.

Certain Information Regarding Participants

Shire, Baxalta and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Shire’s directors and executive officers in Shire’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015. You can find information about Baxalta’s directors and executive officers in Baxalta’s registration statement on Form S-1, which was filed with the SEC on September 1, 2015.Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the registration statement, proxy statement/prospectus or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Shire or Baxalta as described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Trademarks

Shire owns or has rights to use the trademarks, service marks and trade names that it uses in conjunction with the operation of its business. Some of the trademarks that Shire owns or has the rights to use that are referenced in this communication include: ADDERALL XR, CINRYZE, ELAPRASE, FIRAZYR, GATTEX/REVESTIVE, INTUNIV, LIALDA, NATPARA, REPLAGAL, PENTASA, VPRIV, VYVANSE and XAGRID. Baxalta states that it owns or has the right to use certain trademarks referenced in this communication, including: ADVATE,

ADYNOVATE, ARALAST, FEIBA, FLEXBUMIN, GAMMAGARD, GAMMAGARD LIQUID, GLASSIA, HYQVIA, OBIZUR, ONCASPAR, ONIVYDE, RECOMBINATE, RIXUBIS and SUBCUVIA, which may be registered or used in the United States and other jurisdictions.

Basis of Forecasts

The Shire forecasts included herein are derived from Shire’s Long Range Plan (the “LRP”) and Shire’s papers subsequently produced as part of the business planning process. Shire produces a long range plan annually. The LRP was updated in March 2015, as part of Shire’s annual planning cycle, and was reviewed by the Board in April 2015. This LRP was subsequently adjusted to reflect revised expectations for SHP625 following trial results in the second quarter of 2015, the Dyax acquisition and other updates for 2015 actual performance.

The forecast product sales in this announcement are consistent with the LRP, which is at constant exchange rates, and reflects net sales for each product and key line extensions currently identified as in Phase III, Phase II and those in Phase I included in the LRP as launching before the end of 2020.

The forecast product sales included in the LRP are risk-adjusted to reflect Shire’s assessment of the individual probability of launch of products in development, and the probability of success in further life cycle management trials. Estimates for these probabilities are based on industry wide data for relevant clinical trials in the pharmaceutical industry at a similar stage of development.

For each pharmaceutical product, there is a range of possible outcomes from clinical development, driven by a number of variables, including safety, efficacy and product labelling. In addition, if a product is approved, the effect of commercial factors including the patient population, the competitive environment, pricing and reimbursement is also uncertain. As a result, the actual net sales achieved by a product over its commercial life will be different, perhaps materially so, from the risk adjusted net sales figures in this announcement and should be considered in this light.

The forecast product sales for Baxalta included in this press release have been stated on a constant currency and risk adjusted basis.